FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 27, 2013

Commission File Number: 001-09266

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

National Westminster Bank Plc
Results for the year ended 31 December 2012

National Westminster Bank Plc ('NatWest' or the 'Bank') is a wholly-owned subsidiary of The Royal Bank of Scotland plc (the 'holding company', the 'Royal Bank', 'RBS plc' or 'RBS') and its ultimate holding company is The Royal Bank of Scotland Group plc (the 'ultimate holding company' or 'RBSG'). The 'Group' comprises NatWest and its subsidiary and associated undertakings. 'RBS Group' comprises the ultimate holding company and its subsidiary and associated undertakings.

Financial review
_________________________________________________________________________________________________________________________________________________________________________________

Operating loss
Operating loss before tax fell by 25% to £3,322 million from £4,427 million in 2011, primarily due to higher income from trading activities and lower impairment losses partially offset by higher operating expenses, despite lower staff costs.

Total income
Total income increased by 5% to £6,426 million from £6,091 million in 2011, primarily due to higher trading income partially offset by lower net interest income and net fees and commissions, and the non-repeat of gains on redemption of own debt in 2011.

Net interest income
Net interest income fell 4% to £2,873 million principally as a result of lower income in the Retail and Commercial businesses, reflecting the impact of a competitive savings market, and in Non-Core following run-off and disposals.

Non-interest income
Non-interest income increased by 15% to £3,553 million compared with £3,084 million in 2011 primarily due to higher trading income. This was partially offset by lower net fees and commissions as a result of weaker consumer spending volumes. There was also a gain on redemption of own debt of £251 million in 2011.

Operating expenses
Operating expenses increased by 15% to £6,565 million compared with £5,726 million in 2011 primarily due to a provision of £425 million to meet the costs of redress to small and medium sized businesses, classified as retail clients under FSA rules, who were mis-sold interest rate hedging products, higher management recharges from the holding company, costs of £120 million relating to the technology incident that affected the Group's systems, and the write-down of goodwill of £117 million.

Impairment losses
Impairment losses were £3,183 million compared with £4,792 million in 2011. This was primarily driven by a £1,518 million, or 59% decrease in Non-Core impairments, mostly in the Ulster Bank and commercial real estate portfolios.

Capital ratios
Capital ratios at 31 December 2012 were 13.8% (Core Tier 1), 14.9% (Tier 1) and 18.2% (Total).

Condensed consolidated income statement
for the year ended 31 December 2012

	2012	2011
	£m	£m

Interest receivable	6,316	6,183
Interest payable	(3,443)	(3,176)

Net interest income	2,873	3,007

Fees and commissions receivable	2,643	2,790
Fees and commissions payable	(428)	(343)
Income from trading activities	1,150	244
Gain on redemption of own debt	-	251
Other operating income	188	142

Non-interest income	3,553	3,084

Total income	6,426	6,091
Operating expenses	(6,565)	(5,726)

(Loss)/profit before impairment losses	(139)	365
Impairment losses	(3,183)	(4,792)

Operating loss before tax	(3,322)	(4,427)
Tax	46	583

Loss for the year	(3,276)	(3,844)
Non-controlling interests	-	(8)

Loss attributable to ordinary shareholders	(3,276)	(3,852)

Condensed consolidated statement of comprehensive income
for the year ended 31 December 2012

	2012	2011
	£m	£m

Loss for the year	(3,276)	(3,844)

Other comprehensive loss
Available-for-sale financial assets	17	(6)
Cash flow hedges	6	3
Currency translation	(239)	(267)

Other comprehensive loss before tax	(216)	(270)
Tax (charge)/credit	(3)	1

Other comprehensive loss after tax	(219)	(269)

Total comprehensive loss for the year	(3,495)	(4,113)

Total comprehensive loss is attributable to:
Non-controlling interests	(16)	(4)
Ordinary shareholders	(3,479)	(4,109)

	(3,495)	(4,113)

Condensed consolidated balance sheet
at 31 December 2012

	2012	2011
	£m	£m

Assets
Cash and balances at central banks	2,298	1,918
Amounts due from holding company and fellow subsidiaries	125,127	151,447
Other loans and advances to banks	9,897	14,754
Loans and advances to banks	135,024	166,201
Amounts due from fellow subsidiaries	3,064	7,904
Other loans and advances to customers	191,444	134,985
Loans and advances to customers	194,508	142,889
Debt securities subject to repurchase agreements	28,008	30,647
Other debt securities	6,907	10,358
Debt securities	34,915	41,005
Equity shares	898	928
Settlement balances	2,362	2,468
Amounts due from holding company and fellow subsidiaries	2,532	2,452
Other derivatives	2,254	2,745
Derivatives	4,786	5,197
Intangible assets	736	812
Property, plant and equipment	2,048	2,982
Deferred tax	384	579
Prepayments, accrued income and other assets	2,005	2,573

Total assets	379,964	367,552

Liabilities
Amounts due to holding company and fellow subsidiaries	43,791	39,971
Other deposits by banks	14,393	14,758
Deposits by banks	58,184	54,729
Amounts due to fellow subsidiaries	5,897	3,634
Other customer accounts	258,090	251,076
Customer accounts	263,987	254,710
Debt securities in issue	3,966	4,239
Settlement balances	2,755	2,911
Short positions	11,840	13,482
Amounts due to holding company and fellow subsidiaries	4,980	5,119
Other derivatives	575	973
Derivatives	5,555	6,092
Accruals, deferred income and other liabilities	3,804	5,484
Retirement benefit liabilities	44	207
Deferred tax	245	289
Amounts due to holding company	5,780	6,114
Other subordinated liabilities	1,847	1,888
Subordinated liabilities	7,627	8,002

Total liabilities	358,007	350,145

Equity
Non-controlling interests	1,257	1,272
Owners' equity
Called up share capital	1,678	1,678
Reserves	19,022	14,457

Total equity	21,957	17,407

Total liabilities and equity	379,964	367,552

Commentary on condensed consolidated balance sheet
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Key points

•
Total assets of £380.0 billion at 31 December 2012 were up £12.4 billion, 3%, compared with 31 December 2011. This was principally driven by an increase in loans and advances to customers due to the transfer of the mortgage loan portfolio from National Westminster Home Loans Limited (NWHL), a fellow subsidiary of the Royal Bank, partly offset by decreases in amounts due from the holding company and fellow subsidiaries, decreases in loans and advances to banks and debt securities.

•
Loans and advances to banks decreased by £31.2 billion, 19%, to £135.0 billion reflecting a significant reduction in placings with the holding company and fellow subsidiaries, down £26.3 billion, 17%, to £125.1 billion and lower bank placings, down £4.9 billion, 33%, to £9.9 billion.

•
Loans and advances to customers increased £51.6 billion, 36%, to £194.5 billion. Within this, amounts due from fellow subsidiaries decreased £4.8 billion, 61%, to £3.1 billion. Other loans and advances increased by £56.5 billion, 42%, to £191.4 billion, principally reflecting the transfer of the NWHL mortgage loan portfolio, £59.3 billion, partially offset by a decrease in lending in UK Corporate.

•	Debt securities were down £6.1 billion, 15%, to £34.9 billion, driven mainly by reductions within Markets in holdings of US government securities and financial institution bonds.

•
Movements in the value of derivative assets, down £0.4 billion, 8%, to £4.8 billion, and liabilities, down £0.5 billion, 9%, to £5.6 billion, primarily reflect decreases in exchange rate contracts including the effect of currency movements, with Sterling strengthening against both the US dollar and the Euro.

•	Property, plant and equipment decreased by £0.9 billion, 31%, to £2.0 billion driven largely by the disposal of investment property in Non-Core.

•
Deposits by banks increased £3.5 billion, 6%, to £58.2 billion, with an increase in amounts due to the holding company and fellow subsidiaries, up £3.8 billion, 10%, to £43.8 billion primarily due to the transfer of funding related to the NWHL mortgage loan portfolio. This was partly offset by a decrease in other deposits by banks, down £0.4 billion, 2%, to £14.4 billion.

•
Customer accounts increased £9.3 billion, 4%, to £264.0 billion. Within this, amounts due to subsidiaries increased £2.3 billion, 62%, to £5.9 billion. Other customer deposits were up £7.0 billion, 3%, at £258.1 billion, reflecting increases in UK Retail, UK Corporate and International Banking partly offset by a decrease in Markets.

•	Short positions were down £1.6 billion, 12%, to £11.8 billion mirroring decreases in debt securities.

•	Subordinated liabilities decreased by £0.4 billion, 5%, to £7.6 billion, primarily due to redemptions of £0.3 billion of dated loan capital.

•
Owner's equity increased by £4.6 billion, 28%, to £20.7 billion, reflecting capital contributions by the holding company of £8.1 billion, partially offset by the attributable loss for the year of £3.3 billion and losses in foreign exchange reserves, £0.2 billion.

Condensed consolidated statement of changes in equity
for the year ended 31 December 2012
_________________________________________________________________________________________________________________________________________________________________________________

	2012	2011
	£m	£m

Called-up share capital
At beginning and end of year	1,678	1,678

Share premium account
At beginning and end of year	2,225	2,225

Available-for-sale reserve
At beginning of year	5	8
Unrealised gains/(losses)	10	(19)
Realised losses	7	13
Tax	(1)	3

At end of year	21	5

Cash flow hedging reserve
At beginning of year	(14)	(15)
Amount transferred from equity to earnings	6	3
Tax	(2)	(2)

At end of year	(10)	(14)

Foreign exchange reserve
At beginning of year	1,068	1,323
Retranslation of net assets	(252)	(251)
Foreign currency gains/(losses) on hedges of net assets	29	(4)

At end of year	845	1,068

Capital redemption reserve
At beginning and end of year	647	647

Retained earnings
At beginning of year	10,526	9,188
Loss attributable to ordinary shareholders	(3,276)	(3,852)
Capital contribution	8,050	5,200
Share-based payments - tax	(6)	(10)

At end of year	15,294	10,526

Owners' equity at end of year	20,700	16,135

Condensed consolidated statement of changes in equity
for the year ended 31 December 2012 (continued)

	2012	2011
	£m	£m

Non-controlling interests
At beginning of year	1,272	1,315
Currency translation adjustments and other movements	(16)	(12)
Profit attributable to non-controlling interests	-	8
Equity raised	1	-
Equity withdrawn and disposals	-	(39)

At end of year	1,257	1,272

Total equity at end of year	21,957	17,407

Total comprehensive loss recognised in the statement of changes in equity attributable to:
Non-controlling interests	(16)	(4)
Ordinary shareholders	(3,479)	(4,109)

	(3,495)	(4,113)

Condensed consolidated cash flow statement
for the year ended 31 December 2012

	2012	2011
	£m	£m

Operating activities
Operating loss before tax	(3,322)	(4,427)
Adjustments for non-cash items	3,997	3,385

Net cash inflow/(outflow) from trading activities	675	(1,042)
Changes in operating assets and liabilities	9,164	7,409

Net cash flows from operating activities before tax	9,839	6,367
Income taxes received	627	453

Net cash flows from operating activities	10,466	6,820

Net cash flows from investing activities	(58,218)	118

Net cash flows from financing activities	7,457	5,386

Effects of exchange rate changes on cash and cash equivalents	(1,574)	(190)

Net (decrease)/increase in cash and cash equivalents	(41,869)	12,134
Cash and cash equivalents at beginning of year	145,751	133,617

Cash and cash equivalents at end of year	103,882	145,751

Notes
_________________________________________________________________________________________________________________________________________________________________________________

1. Basis of preparation
There have been no changes to the Group's principal accounting policies as set out on pages 115 to 125 of its 2011 Annual Report and Accounts. The two amendments to IFRS (to IAS 12 Income Taxes and to IFRS 7 'Financial Instruments: Disclosures') that were effective for the Group from 1 January 2012 have not had a material effect on its 2012 results.

A number of IFRSs and amendments to IFRS were in issue at 31 December 2012 that had effective dates of 1 January 2013 or later. The most significant of these are:

Effective for 2013
IFRS 10 'Consolidated Financial Statements' adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity so as to vary returns for the reporting entity. IFRS 10 requires retrospective application. The Group continues to assess aspects of IFRS 10.  However implementation of IFRS 10 is not expected to have a material effect on the Group's financial statements.

IAS 19 'Employee Benefits' (revised) requires: the immediate recognition of all actuarial gains and losses eliminating the corridor approach; interest cost to be calculated on the net pension liability or asset at the long-term bond rate, an expected rate of return will no longer be applied to assets; and all past service costs to be recognised immediately when a scheme is curtailed or amended. If the Group had adopted IAS 19 revised as at 31 December 2012, profit after tax for the year ended 31 December 2012 would have been higher by £24 million (2011 - lower by £50 million) and other comprehensive income after tax lower by £1.6 billion (2011 - £0.3 billion).  The net pension liability would be £5.3 billion (31 December 2011 - £3.5 billion) higher, owners' equity would reduce by £4.2 billion (31 December 2011 - £2.6 billion) and net deferred tax assets increase by £1.2 billion (31 December 2011 - £0.9 billion).

Effective after 2013
IFRS 9 'Financial Instruments' makes major changes to the framework for the classification and measurement of financial instruments and will have a significant effect on the Group's financial statements. The Group is assessing the effect of IFRS 9 which will depend on the results of IASB's reconsideration of IFRS 9's classification and measurement requirements and the outcome of the other phases in the development of IFRS 9.

2. Going concern
The directors, having considered the Group's business activities and financial position and having made such enquiries as they considered appropriate, have prepared the financial statements on a going concern basis. They considered the financial statements of The Royal Bank of Scotland Group plc for the year ended 31 December 2012, approved on 27 February 2013, which were prepared on a going concern basis.

Notes (continued)
_________________________________________________________________________________________________________________________________________________________________________________

3. Loan impairment provisions
Operating loss is stated after charging loan impairment losses of £3,177 million (2011 - £4,777 million). The balance sheet loan impairment provisions increased in the year ended 31 December 2012 from £12,347 million to £14,391 million, and the movements thereon were:

	2012	2011
	£m	£m

At beginning of year	12,347	9,409
Currency translation and other adjustments	(135)	(234)
Transfers from fellow subsidiaries	251	-
Amounts written-off	(990)	(1,328)
Recoveries of amounts previously written-off	69	43
Charge to the income statement	3,177	4,777
Unwind of discount (recognised in interest income)	(328)	(320)

At end of year	14,391	12,347

Provisions at 31 December 2012 include £6 million (2011 - £9 million) in respect of loans and advances to banks. The charge to the income statement in the table above excludes £6 million (2011 - £15 million) relating to securities.

4. Tax
The actual tax credit differs from the expected tax credit computed by applying the standard UK corporation tax rate of 24.5% (2011 - 26.5%) as follows:

	2012	2011
	£m	£m

Operating loss before tax	(3,322)	(4,427)

Expected tax credit	814	1,173
Losses in year where no deferred tax asset recognised	(265)	(290)
Foreign profits taxed at other rates	(284)	(354)
UK tax rate change impact (1)	19	12
Non-deductible goodwill impairment	(29)	-
Items not allowed for tax
- losses on disposals and write-downs	(6)	(5)
- other disallowable items	(45)	(21)
Non-taxable items
- gain on sale of Global Merchant Services	-	12
- other non-taxable items	11	21
Taxable foreign exchange movements	3	4
Group relief at non-standard rates	-	2
Reduction in carrying value of deferred tax asset in respect of losses in Ireland	(203)	-
Adjustments in respect of prior years	31	29

Actual tax credit	46	583

Note:

(1)
In recent years the UK Government has steadily reduced the rate of UK corporation tax, with the latest enacted rate standing at 23% with effect from 1 April 2013. Further reductions of the rate to 21% with effect from 1 April 2014 and 20% from 1 April 2015 were announced on 5 December 2012 and 20 March 2013 respectively, but not substantively enacted at the balance sheet date. Accordingly the closing deferred tax assets and liabilities have been calculated at 23%.

Notes (continued)
_________________________________________________________________________________________________________________________________________________________________________________

5. Segmental analysis
In January 2012, the RBS Group announced the reorganisation of its wholesale businesses into 'Markets' and 'International Banking'. Divisional results have been presented based on the new organisational structure. Comparatives have been restated accordingly.

	2012	2011
	£m	£m

Operating profit/(loss) before tax
UK Retail	30	695
UK Corporate	689	952
Wealth	121	143
International Banking	33	(80)
Ulster Bank	(1,009)	(963)
Markets	(63)	(167)
Central items	(748)	(2,206)

Core	(947)	(1,626)
Non-Core	(1,205)	(2,529)

Managed basis	(2,152)	(4,155)
Reconciling items
Payment Protection Insurance costs	(567)	(547)
Interest Rate Hedging Products redress and related costs	(425)	-
Integration and restructuring costs	(61)	(29)
Gain on redemption of own debt	-	251
Strategic disposals	-	45
Bonus tax	-	8
Write-down of goodwill	(117)	-

Statutory basis	(3,322)	(4,427)

	2012	2011
	£m	£m

Total assets
UK Retail	73,885	18,847
UK Corporate	41,299	43,761
Wealth	35,734	35,707
International Banking	6,212	5,592
Ulster Bank	38,633	40,606
Markets	148,791	189,205
Central items	22,017	13,321

Core	366,571	347,039
Non-Core	13,393	20,513

	379,964	367,552

Notes (continued)
_________________________________________________________________________________________________________________________________________________________________________________

6. Contingent liabilities and commitments

	2012	2011
	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	2,249	2,584
Other contingent liabilities	1,400	1,566

	3,649	4,150

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	47,006	45,058
Other commitments	178	152

	47,184	45,210

Total contingent liabilities and commitments	50,833	49,360

Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions.

7. Litigation, investigations and reviews
The Bank and other members of the RBS Group are party to legal proceedings, investigations and regulatory matters in the United Kingdom, the United States and other jurisdictions, arising out of their normal business operations. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of members of the RBS Group incurring a liability. The RBS Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. The RBS Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

While the outcome of the legal proceedings, investigations and regulatory matters in which the RBS Group is involved is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory matters as at 31 December 2012.

The material legal proceedings, investigations and reviews involving the RBS Group are described below. If any such matters were resolved against the RBS Group, these matters could, individually or in the aggregate, have a material adverse effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Notes (continued)
_________________________________________________________________________________________________________________________________________________________________________________

7. Litigation, investigations and reviews (continued)

Litigation

Shareholder litigation
RBSG and certain of its subsidiaries, together with certain current and former individual officers and directors were named as defendants in purported class actions filed in the United States District Court for the Southern District of New York involving holders of RBSG preferred shares (the Preferred Shares litigation) and holders of American Depositary Receipts (the ADR claims).

In the Preferred Shares litigation, the consolidated amended complaint alleged certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserted claims under Sections 11, 12 and 15 of the US Securities Act of 1933, as amended (Securities Act). The putative class is composed of all persons who purchased or otherwise acquired RBSG Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 US Securities and Exchange Commission (SEC) registration statement. Plaintiffs sought unquantified damages on behalf of the putative class. The defendants moved to dismiss the complaint and briefing on the motions was completed in September 2011. On 4 September 2012, the Court dismissed the Preferred Shares litigation with prejudice. The plaintiffs have appealed the dismissal to the United States Court of Appeals for the Second Circuit.

With respect to the ADR claims, a complaint was filed in January 2011 and a further complaint was filed in February 2011 asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934, as amended (Exchange Act) on behalf of all persons who purchased or otherwise acquired the RBS Group's American Depositary Receipts (ADRs) between 1 March 2007 and 19 January 2009. On 18 August 2011, these two ADR cases were consolidated and lead plaintiff and lead counsel were appointed. On 1 November 2011, the lead plaintiff filed a consolidated amended complaint asserting ADR-related claims under Sections 10 and 20 of the Exchange Act and Sections 11, 12 and 15 of the Securities Act. The defendants moved to dismiss the complaint in January 2012 and briefing on the motions was completed in April 2012. The Court heard oral argument on the motions on 19 July 2012. On 27 September 2012, the Court dismissed the ADR claims with prejudice. The plaintiffs have filed motions for reconsideration and for leave to re-plead their case.

The RBS Group has also received notification of similar prospective claims in the United Kingdom and elsewhere but no court proceedings have been commenced in relation to these claims. In October 2011, the RBS Group submitted a detailed response to a letter before action from one purported plaintiff group in the United Kingdom.

Other securitisation and securities related litigation in the United States
There continues to be a high level of litigation activity in the financial services industry focused on residential mortgage and credit crisis related matters. As a result, the RBS Group has become the subject of claims for damages and other relief regarding mortgages and related securities and expects that it may become the subject of additional such claims in the future.

Notes (continued)
_________________________________________________________________________________________________________________________________________________________________________________

7. Litigation, investigations and reviews (continued)
RBS Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the pending individual and class action cases involve the issuance of more than US$85 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007. Although the allegations vary by claim, in general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. RBS Group companies have been named as defendants in more than 45 lawsuits brought by purchasers of MBS, including the purported class actions identified below.

Among these MBS lawsuits are six cases filed on 2 September 2011 by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The primary FHFA lawsuit is pending in the federal court in Connecticut, and it relates to approximately US$32 billion of MBS for which RBS Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. The defendants' motion to dismiss FHFA's amended complaint in this case is pending, but the court has permitted discovery to commence. The other five FHFA lawsuits (against Ally Financial Group, Countrywide Financial Corporation, JP Morgan, Morgan Stanley, and Nomura) name RBS Securities Inc. as a defendant by virtue of the fact that it was an underwriter of some of the securities at issue. Four of these cases are part of a coordinated proceeding in federal court in New York in which discovery is underway. The fifth case (the Countrywide matter) is pending in federal court in California, and is currently the subject of a motion to dismiss.

Other MBS lawsuits against RBS Group companies include two cases filed by the National Credit Union Administration Board (on behalf of US Central Federal Credit Union and Western Corporate Federal Credit Union) and eight cases filed by the Federal Home Loan Banks of Boston, Chicago, Indianapolis, Seattle and San Francisco.

The purported MBS class actions in which RBS Group companies are defendants include New Jersey Carpenters Vacation Fund et al. v. The Royal Bank of Scotland plc et al.; New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al.; In re IndyMac Mortgage-Backed Securities Litigation; Genesee County Employees' Retirement System et al. v. Thornburg Mortgage Securities Trust 2006-3, et al. (the Thornburg Litigation); and Luther v. Countrywide Financial Corp. et al. and related cases. On 25 February 2013, the federal district court overseeing the Thornburg Litigation entered a final order approving a settlement of the litigation, involving a US$11.25 million payment by the defendants.

Certain other institutional investors have threatened to bring claims against the RBS Group in connection with various mortgage-related offerings. The RBS Group cannot predict whether any of these individual investors will pursue these threatened claims (or their outcome), but expects that several may. If such claims are asserted and were successful, the amounts involved may be material.

Notes (continued)
_________________________________________________________________________________________________________________________________________________________________________________

7. Litigation, investigations and reviews (continued)
In many of these actions, the RBS Group has or will have contractual claims to indemnification from the issuers of the securities (where an RBS Group company is underwriter) and/or the underlying mortgage originator (where an RBS Group company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party.

With respect to the current claims described above, the RBS Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously.

London Interbank Offered Rate (LIBOR)
Certain members of the RBS Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR. The complaints are substantially similar and allege that certain members of the RBS Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means. The RBS Group considers that it has substantial and credible legal and factual defences to these and prospective claims. It is possible that further claims may be threatened or brought in the US or elsewhere relating to the setting of interest rates or interest rate-related trading.

Details of LIBOR investigations affecting the RBS Group are set out under 'Investigations and reviews' on page 17.

Summary of other disputes, legal proceedings and litigation
In addition to the matters described above, members of the RBS Group are engaged in other disputes and legal proceedings in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The RBS Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of any of these other claims and proceedings will have a material adverse effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Investigations and reviews
The Group's businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. Members of the RBS Group have engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the United Kingdom and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by the RBS Group, remediation of systems and controls, public or private censure, restriction of the RBS Group's business activities or fines. Any of these events or circumstances could have a material adverse effect on the RBS Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

Notes (continued)
_________________________________________________________________________________________________________________________________________________________________________________

7. Litigation, investigations and reviews (continued)
Political and regulatory scrutiny of the operation of retail banking and consumer credit industries in the United Kingdom, United States and elsewhere continues. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond the control of the RBS Group.

The RBS Group is co-operating fully with the investigations and reviews described below.

LIBOR and other trading rates
On 6 February 2013 the RBS Group announced settlements with the Financial Services Authority in the United Kingdom, the United States Commodity Futures Trading Commission and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of the London Interbank Offered Rate (LIBOR).  The RBS Group agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR.  RBS Securities Japan Limited agreed to enter a plea of guilty to one count of wire fraud relating to Yen LIBOR.  The RBS Group continues to co-operate with investigations by these and various other governmental and regulatory authorities, including in the US and Asia, into its submissions, communications and procedures relating to the setting of LIBOR and other trading rates. The RBS Group is also under investigation by competition authorities in a number of jurisdictions, including the European Commission and Canadian Competition Bureau, stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading.  The RBS Group is also co-operating with these investigations.

It is not possible to estimate reliably what effect the outcome of these remaining investigations, any regulatory findings and any related developments may have on the RBS Group, including the timing and amount of further fines, sanctions or settlements, which may be material.

Technology incident
On 19 June 2012 the Group was affected by a technology incident, as a result of which the processing of certain customer accounts and payments were subject to considerable delay. The cause of the incident has been investigated by independent external counsel with the assistance of third party advisors. The Group has agreed to reimburse customers for any loss suffered as a result of the incident. The Group provided £120 million in 2012 for this matter. Additional costs may arise once all redress and business disruption items are clear.

The incident, the Group's handling of the incident and the systems and controls surrounding the processes affected, are the subject of regulatory enquiries (both from the UK and Ireland) and the RBS Group could become a party to litigation. In particular, the RBS Group could face legal claims from those whose accounts were affected and could itself have claims against third parties.

Notes (continued)
_________________________________________________________________________________________________________________________________________________________________________________

7. Litigation, investigations and reviews (continued)

Interest rate hedging products
In June 2012, following an industry wide review, the FSA announced that the RBS Group and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses who were classified as retail clients under FSA rules. On 31 January 2013, the FSA issued a report outlining the principles to which it wishes the RBS Group and other UK banks to adhere in conducting the review and redress exercise.

The RBS Group will provide fair and reasonable redress to non-sophisticated customers classified as retail clients, who were mis-sold interest rate hedging products. In relation to non-sophisticated customers classified as retail clients who were sold interest rate products other than interest rate caps on or after 1 December 2001 up to 29 June 2012, the RBS Group is required to (i) make redress to customers sold structured collars; and (ii) write to customers sold other interest rate hedging products offering a review of their sale and, if it is appropriate in the individual circumstances, the RBS Group will propose fair and reasonable redress on a case by case basis. Furthermore, non-sophisticated customers classified as retail clients who have purchased interest rate caps during the period on or after 1 December 2001 to 29 June 2012 will be entitled to approach the RBS Group and request a review.

The redress exercise and the past business review is being scrutinised by an independent reviewer, who will review and agree any redress, and will be overseen by the FSA. The Group made a total provision of £425 million in 2012 in respect of this matter. As the actual amount that the Group will be required to pay will depend on the facts and circumstances of each case, there is no certainty as to the eventual costs of redress.

Retail banking
Since initiating an inquiry into retail banking in the European Union (EU) in 2005, the European Commission (EC) continues to keep retail banking under review. In late 2010 the EC launched an initiative pressing for greater transparency of bank fees and is currently proposing to legislate for increased harmonisation of terminology across Member States, with proposals expected in the first quarter of 2013. The RBS Group cannot predict the outcome of these actions at this stage.

FSA mystery shopping review
On 13 February 2013 the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. The RBS Group was one of the firms involved. The action required includes a review of the training provided to advisers, considering whether changes are necessary to advice processes and controls for new business, and undertaking a past business review to identify historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers). The RBS Group will be required to appoint an independent third party to either carry out or oversee this work. The scope and terms of the past business review and the appointment of the independent third party have not yet been determined. The RBS Group cannot predict the outcome of this review at this stage.

Notes (continued)
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7. Litigation, investigations and reviews (continued)

Multilateral interchange fees
In 2007, the EC issued a decision that, while interchange is not illegal per se, MasterCard's multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA were in breach of competition law. MasterCard was required to withdraw the relevant cross-border MIF (i.e. set these fees to zero) by 21 June 2008. MasterCard appealed against the decision to the General Court in March 2008, with the RBS Group intervening in the appeal proceedings. The General Court heard MasterCard's appeal in July 2011 and issued its judgment in May 2012, upholding the EC's original decision. MasterCard has appealed further to the Court of Justice and the RBS Group has intervened in these appeal proceedings.

In March 2008, the EC also opened a formal inquiry into Visa's MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the EEA. In April 2009 the EC announced that it had issued Visa with a formal Statement of Objections. However, in April 2010 Visa announced it had reached an agreement with the EC as regards immediate cross border debit card MIF rates only and in December 2010 the commitments were finalised for a four year period commencing December 2010 under Article 9 of Regulation 1/2003. In July 2012 Visa made a request to re-open the settlement in order to modify the fee. The EC rejected the request and in October 2012 Visa filed an appeal to the General Court seeking to have that decision annulled. The EC is continuing its investigations into Visa's cross border MIF arrangements for deferred debit and credit transactions. On 31 July 2012 the EC announced that it had issued Visa with a supplementary Statement of Objections regarding consumer credit cards in the EEA.

In the UK, the Office of Fair Trading (OFT) has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The OFT has not made any finding of an infringement of competition law and has not issued a Statement of Objections to any of the parties under investigation. In February 2013 the OFT confirmed that while reserving its right to do so, it does not currently expect to issue Statements of Objections (if at all) prior to the handing down of the Court of Justice judgment in the matter of MasterCard's appeal against the EC's 2007 infringement decision.

The outcome of these investigations is not known, but they may have a material adverse effect on the consumer credit industry in general and, therefore, on the RBS Group's business in this sector.

Payment Protection Insurance
The FSA conducted a broad industry thematic review of Payment Protection Insurance (PPI) sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service (FOS) and many of these are being upheld by the FOS against the banks.

Notes (continued)
_________________________________________________________________________________________________________________________________________________________________________________

7. Litigation, investigations and reviews (continued)
The FSA published a final policy statement in August 2010 imposing significant changes with respect to the handling of complaints about the mis-selling of PPI. In October 2010, the British Bankers' Association (BBA) filed an application for judicial review of the FSA's policy statement and of related guidance issued by the FOS. In April 2011 the High Court issued judgment in favour of the FSA and the FOS and in May 2011 the BBA announced that it would not appeal that judgment. The RBS Group then reached agreement with the FSA on a process for implementation of its policy statement and for the future handling of PPI complaints. Implementation of the agreed processes is currently under way.  Following the agreement with the FSA in 2011, the NatWest Group increased its provision by £547 million in respect of PPI. In 2012 a further provision of £567 million was recorded. This strengthened the cumulative provision for PPI to £1.2 billion, from which £726 million in redress had been paid by 31 December 2012.

Personal current accounts
In July 2008 the OFT published a market study report into Personal Current Accounts (PCAs) raising concerns as regards the way the market was functioning. In October 2009 the OFT summarised initiatives agreed with industry to address these concerns. In December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the PCA market in the UK, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes were required for the market to work in the best interests of bank customers. In March 2010, the OFT announced that it had secured agreement from the banks on four industry-wide initiatives designed to address its concerns, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced that it would conduct six-monthly reviews and would also review the market again fully in 2012 and undertake a brief analysis on barriers to entry.

The first six-monthly review was completed in September 2010. The OFT noted progress in switching, transparency and unarranged overdrafts for the period March to September 2010 and highlighted further changes it wanted to see in the market. In March 2011, the OFT published the next update report in relation to PCAs. This noted further progress in improving consumer control over the use of unarranged overdrafts. In particular, the Lending Standards Board had led on producing standards and guidance to be included in a revised Lending Code. The OFT stated it would continue to monitor the market and would consider the need for, and appropriate timing of, further update reports in light of other developments, in particular the work of the UK Government's Independent Commission on Banking (ICB).

Notes (continued)
_________________________________________________________________________________________________________________________________________________________________________________

7. Litigation, investigations and reviews (continued)
Additionally, in May 2010, the OFT announced its review of barriers to entry. The review concerned retail banking and banking for small and medium size enterprises (SMEs) (up to £25 million turnover) and looked at products which require a banking licence to sell mortgages, loan products and, where appropriate, other products such as insurance or credit cards where cross-selling may facilitate entry or expansion. The OFT published its report in November 2010. It advised that it expected its review to be relevant to the ICB, the FSA, HM Treasury and the Department for Business, Innovation and Skills and to the devolved governments in the UK. The OFT did not indicate whether it would undertake any further work. The report maintained that barriers to entry remain, in particular regarding switching, branch networks and brands. At this stage, it is not possible to estimate the effect of the OFT's report and recommendations regarding barriers to entry upon the RBS Group.

On 13 July 2012, the OFT launched its planned full review of the PCA market. The review was intended to consider whether the initiatives agreed by the OFT with banks to date have been successful and whether the market should be referred to the Competition Commission (CC) for a fuller market investigation.

The OFT's PCA report was published on 25 January 2013. The OFT acknowledged some specific improvements in the market since its last review but concluded that further changes are required to tackle ongoing concerns, including a lack of switching, the ability of consumers to compare products and the complexity of overdraft charges. However, the OFT recognises that a number of major developments are expected over the coming months including divestment of branches and improvements in account switching and assistance to customers to compare products and services. Therefore the OFT has provisionally decided not to refer the market to the CC at this stage but expects to return to the question of a referral to the CC in 2015, or before. The OFT also announced that it will be carrying out behavioural economic research on the way consumers make decisions and engage with retail banking service, and will study the operation of payment systems as well as the SME banking market.

At this stage it is not possible to estimate the effect of these OFT reviews which may be material.

Securitisation and collateralised debt obligation business
In the United States, the RBS Group is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations relating to, among other things, mortgage-backed securities, collateralised debt obligations (CDOs), and synthetic products. In connection with these inquiries, RBS Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, and repurchase requests.

Notes (continued)
_________________________________________________________________________________________________________________________________________________________________________________

7. Litigation, investigations and reviews (continued)
In September and October 2010, the SEC requested voluntary production of information concerning residential mortgage-backed securities (RMBS) underwritten by subsidiaries of the RBS Group during the period from September 2006 to July 2007 inclusive. In November 2010, the SEC commenced a formal investigation. The investigation appears to be focused on certain specific RMBS securitisations underwritten in 2007 and is continuing.

Also in October 2010, the SEC commenced an inquiry into document deficiencies and repurchase requests with respect to certain securitisations, and in January 2011, this was converted to a formal investigation. Among other matters, the investigation seeks information related to document deficiencies and remedial measures taken with respect to such deficiencies. The investigation also seeks information related to early payment defaults and loan repurchase requests.

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. The RBS Group completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, at the New York State Attorney General's request, representatives of the RBS Group attended an informal meeting to provide additional information about the RBS Group's mortgage securitisation business. The investigation is ongoing and the RBS Group continues to provide requested information.

US mortgages - loan repurchase matters
The RBS Group's Markets & International Banking N.A. or M&IB N.A. business (formerly Global Banking & Markets N.A.) has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (RMBS). M&IB N.A. did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g. the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

In issuing RMBS, M&IB N.A. generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, M&IB N.A. made such representations and warranties itself. Where M&IB N.A. has given those or other representations and warranties (whether relating to underlying loans or otherwise), M&IB N.A. may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, M&IB N.A. may be able to assert claims against third parties who provided representations or warranties to M&IB N.A. when selling loans to it; although the ability to recover against such parties is uncertain. Between the start of 2009 and the end of December 2012, M&IB N.A. received approximately US$606 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by M&IB N.A.. However, repurchase demands presented to M&IB N.A. are subject to challenge and rebuttal by M&IB N.A..

Notes (continued)
_________________________________________________________________________________________________________________________________________________________________________________

7. Litigation, investigations and reviews (continued)
The volume of repurchase demands is increasing and is expected to continue to increase, and the RBS Group cannot currently estimate what the ultimate exposure of M&IB N.A. may be. Furthermore, the RBS Group is unable to estimate the extent to which the matters described above will impact it, and future developments may have an adverse impact on the Group's net assets, operating results or cash flows in any particular period.

Other investigations
On 27 July 2011, the RBS Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (the Order) to address deficiencies related to governance, risk management and compliance systems and controls in RBS plc and RBS N.V. branches. In the Order, the RBS Group agreed to create the following written plans or programmes:

●
a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of the RBS Group's U.S. operations on an enterprise-wide and business line basis,

●	an enterprise-wide risk management programme for the RBS Group's U.S. operations,

●	a plan to oversee compliance by the RBS Group's U.S. operations with all applicable U.S. laws, rules, regulations, and supervisory guidance,

●	a Bank Secrecy Act/anti-money laundering compliance programme for the RBS plc and RBS N.V. branches in the U.S. (the U.S. Branches) on a consolidated basis,

●	a plan to improve the U.S. Branches' compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve,

●
a customer due diligence programme designed to reasonably ensure the identification and timely, accurate, and complete reporting by the U.S. Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations, and

●	a plan designed to enhance the U.S. Branches' compliance with OFAC requirements.

The Order (which is publicly available) identified specific items to be addressed, considered, and included in each proposed plan or programme. The RBS Group also agreed in the Order to adopt and implement the plans and programmes after approval by the regulators, to fully comply with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Order. The RBS Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with the RBS Group's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for the RBS Group's U.S. operations. The RBS Group continues to test the effectiveness of the remediation efforts undertaken by the RBS Group to ensure they are sustainable and meet regulators' expectations. Furthermore, the RBS Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Order, which will remain in effect until terminated by the regulators.

Notes (continued)
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7. Litigation, investigations and reviews (continued)
The RBS Group's operations include businesses outside the United States that are responsible for processing US dollar payments. The RBS Group has been conducting a review of its policies, procedures and practices in respect of such payments, has voluntarily made disclosures to US and UK authorities with respect to its historical compliance with US economic sanctions regulations, and is continuing to co-operate with related investigations by government authorities. The RBS Group has also, over time, enhanced its relevant systems and controls.  Further, the RBS Group has initiated disciplinary proceedings against a number of its employees as a result of its investigation into employee conduct relating to this matter. Although the RBS Group cannot currently determine the outcome of its discussions with the relevant authorities, the investigation costs, remediation required or liability incurred could have a material adverse effect on the Group's net assets, operating results or cash flows in any particular period.

The RBS Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. The RBS Group's activities in the United States may be subject to significant limitations and/or conditions.

In March 2008, the RBS Group was advised by the SEC that it had commenced a non-public, formal investigation relating to the RBS Group's United States sub-prime securities exposures and United States residential mortgage exposures. In September 2012, SEC staff communicated that it had completed this investigation as to RBS and that it did not, as of the date of that communication and based upon the information then in its possession, intend to recommend any enforcement action. In December 2010, the SEC contacted the RBS Group and indicated that it would also examine valuations of various RBS N.V. structured products, including CDOs. In March 2012, the SEC communicated to the RBS Group that it had completed this investigation and that it did not, as of the date of that communication and based upon the information then in its possession, intend to recommend any enforcement action.

8. Other developments

National Westminster Home Loans Limited
With effect from 31 October 2012, the residential mortgage portfolio and related funding of National Westminster Home Loans Limited, (a fellow subsidiary of the Royal Bank), totalling £59 billion, were transferred to NatWest.

Notes (continued)
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8. Other developments (continued)

Rating agencies
Moody's Investors Service, Standard & Poor's and Fitch Ratings have not changed their ratings on NatWest plc and subsidiaries listed below since June 2012.

Current NatWest plc and subsidiary ratings are shown in the table below:

	Moody's		S&P		Fitch
	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term

NatWest Plc	A3	P-2	A	A-1	A	F1

RBS Securities, Inc	-	-	A	A-1	A-	F1

Ulster Bank Ltd	Baa2	P-2	BBB+	A-2	A-	F1

Ulster Bank Ireland Ltd	Baa2	P-2	BBB+	A-2	A-	F1

9. Related parties

UK Government
On 1 December 2008, the UK Government through HM Treasury became the ultimate controlling party of The Royal Bank of Scotland Group plc. The UK Government's shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government. As a result, the UK Government and UK Government controlled bodies became related parties of the Group.

The Group enters into transactions with many of these bodies on an arm's length basis. Such transactions include the payment of: taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies; together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Bank of England facilities
Members of the Group that are UK authorised institutions are required to maintain non-interest bearing (cash ratio) deposits with the Bank of England amounting to 0.11% of their eligible liabilities. They also have access to Bank of England reserve accounts: sterling current accounts that earn interest at the Bank of England Rate.

National Loan Guarantee Scheme
The Group participated in the National Loan Guarantee Scheme (NLGS), providing loans and facilities to eligible customers at a discount of one percent.  It did not issue any guaranteed debt under the scheme and consequently, it was not committed to providing a particular volume of reduced rate facilities.  Lending under the scheme, amounting to £337 million at 31 December 2012, is being accounted for in accordance with the Group's accounting policy for loans and receivables.

Notes (continued)
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9. Related parties (continued)

Other related parties

(a)
In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b)	The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

(c)	In accordance with IAS 24, transactions or balances between Group entities that have been eliminated on consolidation are not reported.

(d)
The captions in the primary financial statements of the Bank include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements. The table below discloses items included in income and operating expenses on transactions between the Group and fellow subsidiaries of the RBS Group.

	2012	2011
	£m	£m

Income
Interest receivable	1,803	1,520
Interest payable	1,264	1,177
Fees and commissions receivable	212	239
Fees and commissions payable	65	58

Expenses
Other administrative expenses	2,378	1,721

10. Date of approval
This announcement was approved by the Board of directors on 27 March 2013.

11. Post balance sheet events
There have been no significant events between 31 December 2012 and the date of approval of this announcement which would require a change to or disclosure in the announcement.

Risk factors
__________________________________________________________________________________________________________________________________________________________________________________

Set out below are certain risk factors which could adversely affect the Group's future results and cause them to be materially different from expected results. The Group's results could also be affected by competition and other factors. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. 'RBSG' means The Royal Bank of Scotland Group plc and 'RBS Group' means RBSG and its subsidiaries.

Macro-economic and geopolitical risks
The Group is reliant on the RBS Group
The Group is part of the RBS Group and receives capital, liquidity and funding support from the RBS Group. The Group also receives certain services from the RBS Group and has access to the infrastructure of the RBS Group which the Group requires in order to operate its business. The reduction or cessation of the ability of the RBS Group to provide intra-group funding, capital injections, liquidity or other support directly or indirectly to the Group may result in funding or capital pressures and liquidity stress for the Group and may have a material adverse effect on the operations, financial condition and results of operations of the Group.

The Group's businesses and performance can be negatively affected by actual or perceived global economic and financial market conditions
The Group's businesses and performance are affected by local and global economic conditions, perceptions of thoseconditions and future economic prospects. The outlook for the global economy over the near to medium-term remains challenging and many forecasts predict at best only stagnant or modest levels of gross domestic product ("GDP") growth across a number of the Group's key markets over that period, including, in particular, the UK, Ireland and the US. Stagnant or weak GDP growth is also expected in the European Monetary Union ("EMU") where a relatively robust German economy has been offset by austerity measures in many EMU countries, initiated in response to increased sovereign debt risk, which have resulted in weak economic and GDP growth, particularly in Spain, Italy and France.

The Group's businesses and performance are also affected by financial market conditions. Although capital and credit markets around the world were more stable during 2012, they remained volatile and subject to intermittent and prolonged disruptions. In particular, increasingly during the second and third quarters of 2012, continuing risk of sovereign default relating to certain EU member states had a negative impact on capital and credit markets.

These challenging economic and market conditions create a difficult operating environment for the Group's businesses, which is characterised by:

●
downward pressure on asset prices and on credit availability and upward pressure on funding costs, and such conditions continue to impact asset recovery rates and the credit quality of the Group's businesses, customers and counterparties, including sovereigns;

●
alone or in combination with regulatory changes or actions of market participants, reduced activity levels, additional write-downs and impairment charges and lower profitability, and may restrict the ability of the Group to access funding and liquidity; and

●
central bank actions to engender economic growth which have resulted in a prolonged period of low interest rates constraining, through margin compression and low returns on assets, the interest income earned on the Group's interest earning assets.

Risk factors (continued)
__________________________________________________________________________________________________________________________________________________________________________________

In particular, should the scope and severity of the adverse economic conditions currently experienced by a number of EU member states and elsewhere worsen or economic recovery remain stagnant for an extended period, particularly in the Group's key markets, the risks faced by the Group would be exacerbated. Developments relating to the current economic conditions and unfavourable financial environment, including those discussed above, could have a material adverse effect on the Group's business, financial condition, results of operations and prospects.

The Group has significant exposure to the continuing economic crisis in Europe
In Europe, countries such as Ireland, Italy, Greece, Cyprus, Portugal and Spain have been particularly affected by the recent macroeconomic and financial conditions. Although the risk of sovereign default reduced in 2012 due to actions of the European Central Bank ("ECB") and the EU, the risk of default remains. This default risk raises concerns, particularly about the contagion effect such a default would have on other EU economies, including the UK economy, as well as the ongoing viability of the euro currency and the EMU. As a result, yields on the sovereign debt of many EU member states have remained volatile. The EU, the ECB, the International Monetary Fund and various national authorities have implemented measures intended to address systemic stresses in the Eurozone. The effectiveness of these actions is not assured and the possibility remains that the contagion effect spreads to the UK, that the euro could be abandoned as a currency by one or more countries that have already adopted its use, or in an extreme scenario, that the abandonment of the euro could result in the dissolution of the EMU. This would lead to the re-introduction of individual currencies in one or more EMU member states.

The effects on the UK, European and global economies of the potential dissolution of the EMU, exit of one or more EU member states from the EMU and the redenomination of financial instruments from the euro to a different currency, are impossible to predict fully. However, if any such events were to occur they would likely:

●	result in significant market dislocation;

●	heighten counterparty risk;

●	result in downgrades of credit ratings for European borrowers, giving rise to increases in credit spreads and decreases in security values;

●	disrupt and adversely affect the economic activity of the UK and other European markets; and

●	adversely affect the management of market risk and in particular asset and liability management due, in part, to redenomination of financial assets and liabilities and the potential for mismatch.

The occurrence of any of these events may have a material adverse effect on the Group's financial condition, results of operations and prospects.

In particular, the Group has significant Eurozone exposure to customers, primarily corporate and personal, in Ireland (£36 billion at 31 December 2012).  At 31 December 2012, the Group's Irish sovereign debt exposure amounted to £42 million.

Risk factors (continued)
__________________________________________________________________________________________________________________________________________________________________________________

The Group operates in markets that are highly competitive and its business and results of operations may be adversely affected
The competitive landscape for banks and other financial institutions in the UK, the US and throughout the rest of Europe is subject to rapid change and recent regulatory and legal changes are likely to result in new market participants and changed competitive dynamics in certain key areas, such as in retail banking in the UK. The competitive landscape in the UK will be particularly influenced by the recommendations on competition included in the final report of the Independent Commission on Banking ("ICB") and the UK Government's implementation of the recommendations. In order to compete effectively, certain financial institutions may seek to consolidate their businesses or assets with other parties. This consolidation, in combination with the introduction of new entrants into the markets in which the Group operates is likely to increase competitive pressures on the Group.

In addition, certain competitors may have access to lower cost funding and/or be able to attract deposits on more favourable terms than the Group and may have stronger and more efficient operations. Furthermore, the Group's competitors may be better able to attract and retain clients and key employees, which may have a negative impact on the Group's relative performance and future prospects.

In addition, future disposals and restructurings by the Group and the compensation structure and restrictions imposed on the Group may also have an impact on its ability to compete effectively. These and other changes to the competitive landscape could adversely affect the Group's business, margins, profitability, financial condition and prospects.

The Group is subject to political risks
The RBS Group and The Royal Bank of Scotland plc ("RBS"), its principal operating subsidiary, are both headquartered and incorporated in Scotland. The Scottish Government intends to hold a referendum in 2014 on the issue of Scottish independence from the UK. Although the outcome of such referendum is uncertain, Scottish independence could affect Scotland's status in the EU and significantly impact the fiscal, monetary and regulatory landscape to which the Group is subject. In addition, in January 2013, the UK Government announced the possibility of a referendum on the UK's membership of the EU, which would only take place some time after 2015. Although the effect of either Scottish independence or any referendum on the UK's EU membership, if either were to occur, is not possible to predict fully, it could have a material adverse effect on the Group's business, financial condition, results of operations and prospects.

Risk factors (continued)
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RBSG and its UK bank subsidiaries, including the Bank and its UK bank subsidiaries, may face the risk of full nationalisation
Under the Banking Act 2009 (the "Banking Act"), substantial powers have been granted to HM Treasury, the Bank of England and the FSA (together, the "Authorities") as part of a special resolution regime. These powers enable the Authorities to deal with and stabilise certain deposit-taking UK incorporated institutions that are failing, or are likely to fail, to satisfy the threshold conditions (within the meaning of section 41 of the Financial Services and Markets Act 2000 (FSMA), which are the conditions that a relevant entity must satisfy in order to obtain its authorisation to perform regulated activities). The special resolution regime consists of three stabilisation options: (i) transfer of all or part of the business of the relevant entity and/or the securities of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a "bridge bank" wholly owned by the Bank of England and (iii) temporary public ownership (nationalisation) of the relevant entity. If HM Treasury decides to take ownership pursuant to the powers granted under the Banking Act, it may take various actions in relation to any securities without the consent of holders of the securities.

HM Treasury (or UK Financial Investments Limited (UKFI) on its behalf) may be able to exercise a significant degree of influence over the RBS Group, including the Group, and any proposed offer or sale of its interests may affect the price of its securities
The UK Government, through HM Treasury, currently holds 65.3% of the issued ordinary share capital of RBSG and, indirectly, the Group's share capital. On 22 December 2009, RBSG issued £25.5 billion of B shares to the UK Government. The B shares are convertible, at the option of the holder at any time, into ordinary shares of RBSG. The UK Government has agreed that it shall not exercise the rights of conversion in respect of the B shares if and to the extent that following any such conversion it would hold more than 75% of the total issued shares in RBSG. Any breach of this agreement could result in the delisting of RBSG from the Official List of the UK Listing Authority and potentially other exchanges where its securities are currently listed and traded.

In addition, UKFI manages HM Treasury's shareholder relationship with RBSG and, although HM Treasury has indicated that it intends to respect the commercial decisions of the RBS Group and that the RBS Group companies (including the Group) will continue to have their own independent board of directors and management team determining their own strategies, should its current intentions change, HM Treasury's position as a majority shareholder of RBSG (and UKFI's position as manager of this shareholding) means that HM Treasury or UKFI may be able to exercise a significant degree of influence over, among other things, the election of directors and the appointment of senior management of any RBS Group company. The manner in which HM Treasury or UKFI exercises HM Treasury's rights as majority shareholder of RBSG could give rise to conflict between the interests of HM Treasury and the interests of other RBSG shareholders. The RBSG Board has a duty to promote the success of the RBS Group for the benefit of its members as a whole.

Risk factors (continued)
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The Group is subject to other global risks
The Group is exposed to risks arising out of geopolitical events, such as the existence of trade barriers, the implementation of exchange controls and other measures taken by sovereign governments that can hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, armed conflict, pandemics and terrorist acts and threats, and the response to them by governments could also adversely affect levels of economic activity and have an adverse effect upon the Group's business, financial condition and results of operations.

Market and credit related risks
The Group's earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions
Severe market events have resulted in the Group recording large write-downs on its credit market exposures in recent years. Any deterioration in economic and financial market conditions or continuing weak economic growth could lead to further impairment charges and write-downs. Moreover, market volatility and illiquidity (and the assumptions, judgements and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of the Group's exposures. Valuations in future periods, reflecting, among other things, then prevailing market conditions and changes in the credit ratings of certain of the Group's assets, may result in significant changes in the fair values of the Group's exposures, even in respect of exposures, such as credit market exposures, for which the Group has previously recorded write-downs. In addition, the value ultimately realised by the Group may be materially different from the current or estimated fair value. As part of the Group's strategy it has materially reduced the size of its balance sheet mainly through the sale and run-off of non-core assets. The Group's assets that remain in its Non-Core division may be more difficult to sell and could be subject to further write-downs or, if sold, realised losses. Any of these factors could require the Group to recognise additional significant write-downs or realise increased impairment charges, which may have a material adverse effect on its financial condition, results of operations and capital ratios. In addition, steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity, as exemplified by losses arising out of asset-backed collateralised debt obligations, residential mortgage-backed securities and the leveraged loan market. In dislocated markets, hedging and other risk management strategies may not be as effective as they are in normal market conditions due in part to the decreasing credit quality of hedge counterparties.

The financial performance of the Group has been, and continues to be, materially affected by deteriorations in borrower and counterparty credit quality and further deteriorations could arise due to prevailing economic and market conditions and legal and regulatory developments
The Group has exposure to many different industries and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and counterparties are inherent in a wide range of the Group's businesses. In particular, the Group has significant exposure to certain individual counterparties in weakened business sectors and geographic markets and also has concentrated country exposure in the UK, the US and Ireland and sectoral concentrations in the personal and property sectors. Furthermore, the Group expects its exposure to the UK to increase proportionately as its business becomes more concentrated in the UK, with exposures generally being reduced in other parts of its business as it implements its strategy.

Risk factors (continued)
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The credit quality of the Group's borrowers and counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in their respective markets. A further deterioration in economic and market conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and also impact the Group's ability to enforce contractual security rights. In addition, the Group's credit risk is exacerbated when the collateral it holds cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in recent years. This has been particularly the case with respect to large parts of the Group's commercial real estate portfolio. Any such losses could have an adverse effect on the Group's results of operations and financial condition.

Concerns about, or a default by, one financial institution could lead to significant liquidity problems and losses or defaults by other financial institutions, as the commercial and financial soundness of many financial institutions may be closely related as a result of credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses for, or defaults by, the Group. This systemic risk may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Group interacts on a daily basis, all of which could have a material adverse effect on the Group's access to liquidity or could result in losses which could have a material adverse effect on the Group's financial condition, results of operations and prospects.

In certain jurisdictions in which the Group does business, particularly Ireland, there has been disruption during recent years in the ability of certain financial institutions to complete foreclosure proceedings in a timely manner (or at all), including as a result of interventions by certain states and local governments. This disruption has lengthened the time to complete foreclosures, increased the backlog of repossessed properties and, in certain cases, has resulted in the invalidation of purported foreclosures.

The trends and risks affecting borrower and counterparty credit quality have caused, and in the future may cause, the Group to experience further and accelerated impairment charges, increased repurchase demands, higher costs, additional write-downs and losses for the Group and an inability to engage in routine funding transactions.

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect the Group's business and results of operations
Some of the most significant market risks the Group faces are interest rate, foreign exchange, credit spread, bond, equity and commodity prices and basis, volatility and correlation risks. Changes in interest rate levels (or extended periods of low interest rates), yield curves (which remain depressed) and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress. Changes in currency rates, particularly in the sterling-US dollar and sterling-euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of the Bank's non-UK subsidiaries and may affect the Bank's reported consolidated financial condition or its income from foreign exchange dealing. For accounting purposes, the Group values some of its issued debt, such as debt securities, at the current market price. Factors affecting the current market price for such debt, such as the credit spreads of the Group, may result in a change to the fair value of such debt, which is recognised in the income statement as a profit or loss.

Risk factors (continued)
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The performance of financial markets affects bond, equity and commodity prices, which has caused, and may in the future cause, changes in the value of the Group's investment and trading portfolios. As part of its ongoing derivatives operations, the Group also faces significant basis, volatility and correlation risks, the occurrence of which are also impacted by the factors noted above. While the Group has implemented risk management methods to mitigate and control these and other market risks to which it is exposed, it is difficult, particularly in the current environment, to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group's financial performance and business operations.

In the UK and in other jurisdictions, the Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers
In the UK, the Financial Services Compensation Scheme ("FSCS") was established under the FSMA and is the UK's statutory fund of last resort for customers of authorised financial services firms. The FSCS can pay compensation to customers if a firm is unable or likely to be unable, to pay claims against it and may be required to make payments either in connection with the exercise of a stabilisation power or in exercise of the bank insolvency procedures under the Banking Act. The FSCS is funded by levies on firms authorised by the FSA, including the Group. In the event that the FSCS raises funds from the authorised firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated costs to the Group may have an adverse impact on its results of operations and financial condition. At 31 December 2012, the Group had accrued £94 million for its share of estimated FSCS levies for the 2012/2013 and 2013/2014 FSCS years.

In addition, to the extent that other jurisdictions where the Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes (such as in the US with the Federal Deposit Insurance Corporation), the Group may make further provisions and may incur additional costs and liabilities, which may have an adverse impact on its financial condition and results of operations.

The RBS Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations
The RBS Group maintains a number of defined benefit pension schemes for past and a number of current employees. Pension risk is the risk that the assets of the RBS Group's various defined benefit pension schemes which are long-term in nature do not fully match the timing and amount of the schemes' liabilities, as a result of which the RBS Group is required or chooses to make additional contributions to the schemes. Pension scheme liabilities vary with changes to long-term interest rates, inflation, pensionable salaries and the longevity of scheme members as well as changes in applicable legislation. The schemes' assets comprise investment portfolios that are held to meet projected liabilities to the scheme members. Risk arises from the schemes because the value of these asset portfolios, returns from them and any additional future contributions to the schemes may be less than expected and because there may be greater than expected increases in the estimated value of the schemes' liabilities. In these circumstances, the RBS Group could be obliged, or may choose, to make additional contributions to the schemes, and during recent periods, the RBS Group has voluntarily made such contributions to the schemes.

Risk factors (continued)
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Given the recent economic and financial market difficulties and the prospect that they may continue over the near and medium term, the RBS Group may experience increasing pension deficits or be required or elect to make further contributions to its pension schemes and such deficits and contributions could be significant and have an adverse impact on the Group's results of operations or financial condition. The most recent funding valuation at 31 March 2010 was agreed during 2011. It showed the value of liabilities exceeded the value of assets by £3.5 billion at 31 March 2010, a ratio of assets to liabilities of 84%.

In order to eliminate this deficit, the RBS Group will pay additional contributions each year over the period 2011 until 2018. Contributions started at £375 million per annum in 2011, will increase to £400 million per annum in 2013 and from 2016 onwards will be further increased in line with price inflation. These contributions are in addition to the regular annual contributions of around £250 million for future accrual of benefits.

Funding, liquidity and capital related risks
The Group's ability to meet its obligations including its funding commitments depends on the Group's ability to access sources of liquidity and funding
Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of factors, including an over reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. Credit markets worldwide, including interbank markets, have experienced severe reductions in liquidity and term-funding during prolonged periods in recent years. Although credit markets generally improved during 2012 (in part as a result of measures taken by the ECB), and the Group's overall liquidity position remained strong, certain European banks, in particular from the peripheral countries of Spain, Portugal, Greece, Italy and Ireland remained reliant on central banks as one of their principal sources of liquidity and central banks increased their support to banks with the ECB providing significant short and long-term liquidity in the last few months of 2011 and in 2012. Although these efforts had a positive impact, global credit markets remain volatile.

The market perception of bank credit risk has changed significantly as a result of the financial crisis and banks that are deemed by the market to be riskier have had to issue debt at a premium. Any uncertainty regarding the perception of credit risk across financial institutions may lead to reductions in levels of interbank lending and associated term maturities and may restrict the Group's access to traditional sources of liquidity or increase the costs of accessing such liquidity.

Risk factors (continued)
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The RBS Group's liquidity management (which applies to the Group) focuses, among other things, on maintaining a diverse and appropriate funding strategy for its assets in line with the RBS Group's wider strategic plan. The RBS Group has, at times, been required to rely on shorter-term and overnight funding with a consequent reduction in overall liquidity, and to increase its recourse to liquidity schemes provided by central banks. Such schemes require the pledging of assets as collateral and changes to asset valuations or eligibility criteria can negatively impact the available assets and reduce available liquidity access particularly during periods of stress when such lines may be needed most. Although conditions have improved, there have been recent periods where corporate and financial institution counterparties have reduced their credit exposures to banks and other financial institutions, limiting the availability of these sources of funding. Increased competition for funding during 2013 due to the significant levels of refinancing expected to be required by financial institutions, may also reduce the level of funding available from these sources. Under certain circumstances, the Group may need to seek funds from alternative sources, potentially at higher costs than has previously been the case or may be required to consider disposals of other assets not previously identified for disposal to reduce its funding commitments.

The Group relies increasingly on customer deposits to meet a considerable portion of its funding and it is actively seeking to increase the proportion of its funding represented by customer deposits. The level of wholesale and retail deposits may fluctuate due to certain factors outside the Group's control, such as a loss of confidence (including as a result of political initiatives, including bail-in and/or confiscation and/or taxation of creditors' funds, in connection with the Eurozone crisis, as seen recently in Cyprus), increasing competitive pressures for retail customer deposits or the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors, which could result in a significant outflow of deposits within a short period of time. There is currently heavy competition among UK banks for retail customer deposits, which has increased the cost of procuring new deposits and impacted the Group's ability to grow its deposit base and such competition is expected to continue. An inability to grow, or any material decrease in, the Group's deposits could, particularly if accompanied by one of the other factors described above, have a materially adverse impact on the Group's ability to satisfy its liquidity needs.

The occurrence of any of the risks described above could have a material adverse impact on the Group's financial condition and results of operations.

The Group's business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements
Effective management of the RBS Group's capital is critical to its ability to operate its businesses, and to pursue its strategy of returning to standalone strength. The Group is required by regulators in the UK, the US and other jurisdictions in which it undertakes regulated activities to maintain adequate capital resources. The maintenance of adequate capital is also necessary for the Group's financial flexibility in the face of continuing turbulence and uncertainty in the global economy and specifically in its core UK, US and European markets.

Risk factors (continued)
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The Basel Committee on Banking Supervision's package of reforms to the regulatory capital framework includes a material increase to the minimum Core Tier 1 (common equity) requirement and the total Tier 1 capital requirement, a capital conservation buffer and a countercyclical buffer. In addition, a leverage ratio is to be introduced, together with a liquidity coverage ratio and a net stable funding ratio. Further measures may include bail-in debt which may impact existing as well as future issues of debt and expose them to the risk of conversion into equity and/or write-down of principal amount. Such measures would be in addition to proposals for the write-off of Tier 1 and Tier 2 debt (and its possible conversion into ordinary shares) if a bank becomes non-viable.

The Basel Committee has proposed that global systemically important financial institutions ("GSIFIs") be subject to an additional common equity Tier 1 capital requirement, depending on a bank's systemic importance. The RBS Group has been identified by the Financial Stability Board as a GSIFI. As a result the RBS Group was required to meet resolution planning requirements by the end of 2012 as well as have additional loss absorption capacity. In addition, GSIFIs will be subjected to more intensive and effective supervision. The additional capital requirements are to be applied to GSIFIs identified in 2014 (the Financial Stability Board will update its list every three years) and phased in beginning in 2016.

The Basel III rules are due to be phased in between 1 January 2013 and 2019 but have not yet been approved by the EU and their incorporation into European and national law has, accordingly, not yet taken place. On 20 July 2011, the European Commission published a legislative package of proposals to implement the changes with a new Directive and Regulation (collectively known as CRD IV). The final form of CRD IV is still under negotiation and the start date for its implementation is still not known with full implementation still planned by 1 January 2019. The current proposals would allow the UK to implement more stringent prudential requirements than envisaged under Basel III.

The ICB recommendations and the UK Government's response supporting such recommendations include proposals to increase capital and loss absorbency to levels that exceed the proposals under Basel III/CRD IV. These requirements, as well as the other recommendations of the ICB, are expected to be phased in between 2015 and 2019. The US Federal Reserve has also proposed changes in how it will regulate the US operations of foreign banking operations such as the RBS Group that may affect the capital requirements of the RBS Group's operations in the US. As the implementation of the ICB recommendations are the subject of draft legislation not yet adopted and the Federal Reserve's recent proposals are in a comment period, the RBS Group cannot predict the impact such rules will have on the RBS Group's overall capital requirements or how they will affect the RBS Group's compliance with applicable capital and loss absorbency requirements.

To the extent the RBS Group has estimated the indicative impact that Basel III reforms may have on its risk-weighted assets and capital ratios, such estimates are preliminary and subject to uncertainties and may change. In particular, the estimates assume mitigating actions will be taken by the RBS Group (such as deleveraging of legacy positions and securitisations, including Non-Core, as well as other actions being taken to de-risk market and counterparty exposures), which may not occur as anticipated, in a timely manner, or at all.

Risk factors (continued)
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The Basel Committee changes and other future changes to capital adequacy and liquidity requirements in the UK, the US and in other jurisdictions in which the Group operates, including any application of increasingly stringent stress case scenarios by the regulators in the UK, the US and other jurisdictions in which the Group undertakes regulated activities, may require the RBS Group to raise additional Tier 1 (including Core Tier 1) and Tier 2 capital by way of further issuances of securities, and will result in existing Tier 1 and Tier 2 securities issued by the RBS Group ceasing to count towards its and/or the Group's regulatory capital, either at the same level as present or at all. If the RBS Group or the Bank is unable to raise the requisite Tier 1 and Tier 2 capital, the Group may be required to reduce further the amount of its risk-weighted assets and engage in the disposal of core and other Non-Core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the Group.

Pursuant to the acquisition and contingent capital agreement entered into between RBS and HM Treasury on 29 November 2009, the RBS Group will be subject to restrictions on payments on its hybrid capital instruments should its Core Tier 1 ratio fall below 6% or if it would fall below 6% as a result of such payment. At 31 December 2012, the Group's Tier 1 and Core Tier 1 capital ratios were 14.9% and 13.8%, respectively, calculated in accordance with FSA requirements. Any change that limits the ability of RBSG or the Group to manage effectively its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, regulatory changes, actions by regulators, delays in the disposal of certain assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise) or to access funding sources, could have a material adverse impact on the Group's financial condition and regulatory capital position.

The Group's borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its, the RBS Group's and the UK Government's credit ratings
The credit ratings of the Bank and its principal subsidiaries, as well as those of other RBS Group members, have been subject to change and may change in the future, which could impact their cost of, access to and sources of financing and liquidity. A number of UK and other European financial institutions, including RBSG, the Royal Bank, the Bank and other RBS Group members, were downgraded during the course of 2011 and 2012 in connection with a review of systemic support assumptions incorporated into bank ratings and the likelihood, in the case of UK banks, that the UK Government is more likely in the future to make greater use of its resolution tools to allow burden sharing with bondholders, and in connection with a general review of rating agencies' methodologies. Rating agencies continue to evaluate the rating methodologies applicable to UK and European financial institutions and any change in such rating agencies' methodologies could materially adversely affect the credit ratings of Group companies. Any further reductions in the long-term or short-term credit ratings of RBSG, the Royal Bank, the Bank or one of its principal subsidiaries would increase the Group's borrowing costs, require the Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit the Group's access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. At 31 December 2012, a simultaneous one notch long-term and associated short-term downgrade in the credit ratings of RBSG and RBS by the three main ratings agencies would have required the RBS Group to post estimated additional collateral of £9 billion, without taking account of mitigating action by management.

Risk factors (continued)
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Any downgrade in the UK Government's credit ratings could adversely affect the credit ratings of RBS Group members and may have the effects noted above. In December 2012, Standard & Poor's placed the UK's AAA credit rating on credit watch, with negative outlook and, in February 2013, Moody's downgraded the UK's credit rating one notch to Aa1. In addition to the RBSG credit ratings, the credit rating of Ulster Bank Group is important to the Group when competing in certain markets, such as over-the-counter derivatives. As a result, any further reductions in the long-term or short-term credit ratings of the Bank or its principal subsidiaries or of other RBS Group members could adversely affect the Group's access to liquidity and its competitive position, increase its funding costs and have a material adverse impact on the Group's earnings, cash flow and financial condition.

If the RBS Group is unable to issue the Contingent B Shares to HM Treasury, it may have a material adverse impact on the RBS Group's capital position, liquidity, operating results and future prospects
In the event that the RBS Group's Core Tier 1 capital ratio declines to below 5 per cent., until December 2014 HM Treasury is committed to subscribe for up to an additional £8 billion of Contingent B Shares if certain conditions are met. If such conditions are not met and are not waived by HM Treasury, and the RBS Group is unable to issue the Contingent B Shares, the RBS Group will be required to find alternative methods for achieving the requisite capital ratios. There can be no assurance that any of these alternative methods will be available or would be successful in increasing the RBS Group's capital ratios to the desired or requisite levels. If the RBS Group is unable to issue the Contingent B Shares, the RBS Group's capital position, liquidity, operating results and future prospects will suffer, its credit ratings may drop, its ability to lend and access funding will be further limited and its cost of funding may increase.

The regulatory capital treatment of certain deferred tax assets recognised by the Group depends on there being no adverse changes to regulatory requirements
There is currently no restriction in respect of deferred tax assets recognised by the Group for regulatory purposes. Changes in regulatory capital rules may restrict the amount of deferred tax assets that can be recognised and such changes could lead to a reduction in the Group's Core Tier 1 capital ratio. In particular, on 16 December 2010, the Basel Committee published the Basel III rules setting out certain changes to capital requirements which include provisions limiting the ability of certain deferred tax assets to be recognised when calculating the common equity component of Tier 1 capital. CRD IV, which will implement Basel III in the EU, includes similar limitations. The implementation of the Basel III restrictions on recognition of deferred tax assets within the common equity component of Tier 1 are subject to a phased-in deduction starting on 1 January 2014, to be fully effective by 1 January 2018.

Risk factors (continued)
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Risks to implementation of Group strategy
The Group's ability to implement the RBS Group's strategic plan depends on the success of the Group's refocus on its core strengths and its balance sheet reduction programme
As a result of the global economic and financial crisis that began in 2008 and the changed global economic outlook, the RBS Group is engaged in a financial and core business restructuring which is focused on achieving appropriate risk-adjusted returns under these changed circumstances, reducing reliance on wholesale funding and lowering exposure to capital-intensive businesses. A key part of this restructuring is the programme announced in February 2009 to run-down and sell the Non-Core assets and businesses of the RBS Group (including those of the Bank and its subsidiaries) and the continued review of the RBS Group's portfolio to identify further disposals of certain Non-Core assets and businesses. Assets identified for this purpose and allocated to the RBS Group's Non-Core division totalled £258 billion, excluding derivatives, at 31 December 2008. At 31 December 2012, this total had reduced to £57.4 billion (31 December 2011 £93.7 billion), excluding derivatives, as further progress was made in business disposals and portfolio sales during the course of 2012. This balance sheet reduction programme continues alongside the disposals under the State Aid restructuring plan approved by the European Commission.

Because the ability to dispose of assets and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which remain challenging, there is no assurance that the RBS Group or the Group will be able to sell or run-down (as applicable) those remaining businesses they are seeking to exit or asset portfolios they are seeking to sell either on favourable economic terms to the Group or at all. Material tax or other contingent liabilities could arise on the disposal of assets and there is no assurance that any conditions precedent agreed will be satisfied, or consents and approvals required will be obtained, in a timely manner, or at all. There is consequently a risk that the RBS Group or the Group may fail to complete such disposals by any agreed longstop date.

The RBS Group may be liable for any deterioration in businesses or portfolios being sold between the announcement of the disposal and its completion, which period may be lengthy and may span many months. In addition, the Group may be exposed to certain risks, including risks arising out of ongoing liabilities and obligations, breaches of covenants, representations and warranties, indemnity claims, transitional services arrangements and redundancy or other transaction related costs.

The occurrence of any of the risks described above could negatively affect the RBS Group's ability to implement its strategic plan and could have a material adverse effect on the Group's business, results of operations, financial condition, capital ratios and liquidity.

The RBS Group, including the Group, is subject to a variety of risks as a result of implementing the State Aid restructuring plan
The RBS Group was required to obtain State Aid approval for the aid given to it by HM Treasury as part of the placing and open offer undertaken by RBSG in December 2008, the issuance to HM Treasury of £25.5 billion of B shares in the capital of the RBS Group, a contingent commitment by HM Treasury to subscribe for up to an additional £8 billion of B shares if certain conditions are met in addition to the RBS Group's participation in the Asset Protection Scheme ("APS") (which has now been terminated). In that context, as part of the terms of the State Aid approval, the RBS Group, together with HM Treasury, agreed the terms of a restructuring plan.

Risk factors (continued)
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The RBS Group is subject to a variety of risks as a result of implementing the State Aid restructuring plan, including required asset disposals. In particular, the RBS Group agreed to undertake a series of measures to be implemented over a four year period from December 2009, including the disposal of a number of businesses now completed (or substantially completed) as well as the disposal of all or a controlling portion of Direct Line Group ("DLG", formerly known as RBS Insurance) (with disposal of its entire interest in DLG required by 31 December 2014), and the RBS branch-based business in England and Wales and the NatWest branches in Scotland, along with the direct and other small and medium-size enterprise (SME) customers and certain mid-corporate customers across the UK. While the initial sale of 34.7 per cent. of DLG through an IPO was completed in October 2012 and a further sale in March 2013 reduced the RBS Group ownership below the 50% level, in respect of the RBS and NatWest branch-based business, the sale process continues to progress following the withdrawal of its original buyer in October 2012.

There is no assurance that the price that the Group receives or has received for any assets sold pursuant to the State Aid restructuring plan will be or has been at a level the Group considers adequate or which it could obtain in circumstances in which the Group was not required to sell such assets in order to implement the State Aid restructuring plan or if such sale were not subject to the restrictions contained in the terms thereof. Further, if the Group fails to complete any of the required disposals within the agreed timeframes for such disposals, under the terms of the State Aid approval, a divestiture trustee may be empowered to conduct the disposals, with the mandate to complete the disposal at no minimum price.

Furthermore, if the RBS Group is unable to comply with the terms of the State Aid approval, it could constitute a misuse of aid. In circumstances where the European Commission doubts that the RBS Group is complying with the terms of the State Aid approval, it may open a formal investigation. At the conclusion of any such investigation, if the European Commission decided that there had been misuse of aid, it could issue a decision requiring HM Treasury to recover the misused aid, which could have a material adverse impact on the RBS Group, including the Bank and its subsidiaries.

In implementing the State Aid restructuring plan, the Bank and its subsidiaries have lost, and will continue to lose, existing customers, deposits and other assets (both directly through sale and potentially through the impact on the rest of the RBS Group's business arising from implementing the State Aid restructuring plan) and the potential for realising additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals.

The quantum of assets and deposits that would be included in a divestment of the RBS branch-based business in England and Wales and the NatWest branches in Scotland is not certain. However, at 31 December 2012, this business included approximately £18.8 billion of assets, £21.5 billion of deposits and 2 million customers.

The implementation of the State Aid restructuring plan by the RBS Group may also result in disruption to the retained business and give rise to significant strain on management, employee, operational and financial resources, impacting customers and employees and giving rise to separation costs which could be substantial.

Risk factors (continued)
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The implementation of the State Aid restructuring plan may result in the emergence of one or more new viable competitors or a material strengthening of one or more of the Group's existing competitors in the Group's markets. The effect of this on the Group's future competitive position, revenues and margins is uncertain and there could be an adverse effect on the Group's operations and financial condition and its business generally.

The occurrence of any of the risks described above could have a material adverse effect on the Group's business, results of operations, financial condition, capital position and competitive position.

Macro-prudential, regulatory and legal risks
Each of the Group's businesses is subject to substantial regulation and oversight. Significant regulatory developments and changes in the approach of the Group's key regulators could have a material adverse effect on how the Group conducts its business and on its results of operations and financial condition
The Group is subject to extensive financial services laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. All of these are subject to change, particularly in the current regulatory and market environment, where there have been unprecedented levels of government intervention (including nationalisations and injections of government capital), changes to the regulations governing financial institutions and reviews of the industry in the UK, in many other European countries, the US and at the EU level.

As a result of the environment in which the Group operates, increasing regulatory focus in certain areas and ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of the Group's participation in government or regulator-led initiatives), the Group is facing greater regulation and scrutiny in the UK, the US and other countries in which it operates (including in relation to compliance with anti-bribery, anti-money laundering, anti-terrorism and other similar sanctions regimes).

Although it is difficult to predict with certainty the effect that recent regulatory developments and heightened levels of public and regulatory scrutiny will have on the Group, the enactment of legislation and regulations in the UK, the EU and the US (such as the bank levy in the UK, the EU Recovery and Resolution Directive (the "RRD") or the Dodd-Frank Wall Street Reform and Consumer Protection Act in the US) is likely to result in increased capital and liquidity requirements and changes in regulatory requirements relating to the calculation of capital and liquidity metrics or other prudential rules relating to capital adequacy frameworks, and may result in an increased number of regulatory investigations and proceedings. Any of these developments could have an adverse impact on how the Group conducts its business, applicable authorisations and licences, the products and services it offers, its reputation, the value of its assets, its funding costs and its results of operations and financial condition.

Risk factors (continued)

Areas in which, and examples of where, governmental policies, regulatory changes and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on the Group include those set out above as well as the following:

●
the transfer in the UK of regulatory and supervisory powers from the FSA to the Financial Conduct Authority for conduct of business supervision and the Prudential Regulatory Authority for capital and liquidity supervision in 2013;

●	the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;

●	requirements to separate retail banking from investment banking;

●	restrictions on proprietary trading and similar activities within a commercial bank and/or a group which contains a commercial bank;

●	restructuring certain of the Group's non-retail banking activities in jurisdictions outside the UK in order to satisfy local capital, liquidity and other prudential requirements;

●	the design and potential implementation of government mandated recovery, resolution or insolvency regimes;

●	the imposition of government imposed requirements with respect to lending to the UK SME market and larger commercial and corporate entities and residential mortgage lending;

●	requirements to operate in a way that prioritises objectives other than shareholder value creation;

●	changes to financial reporting standards (including accounting standards), corporate governance requirements, corporate structures and conduct of business rules;

●	the imposition of restrictions on the Group's ability to compensate its senior management and other employees;

●	regulations relating to, and enforcement of, anti-bribery, anti-money laundering, anti-terrorism or other similar sanctions regimes;

●	rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;

●
other requirements or policies affecting the Group's profitability, such as the imposition of onerous compliance obligations, further restrictions on business growth, product offering, capital, liquidity or pricing;

●
the introduction of, and changes to, taxes, levies or fees applicable to the Group's operations (such as the imposition of financial activities taxes and changes in tax rates that reduce the value of deferred tax assets); and

●	the regulation or endorsement of credit ratings used in the EU (whether issued by agencies in EU member states or in other countries, such as the US).

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations may adversely affect the Group's business, financial condition and results of operations. In addition, uncertainty and lack of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the Group's ability to engage in effective business, capital and risk management planning.

Risk factors (continued)
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The RBS Group, including the Group, is subject to resolution procedures under current and proposed resolution and recovery schemes which may result in various actions being taken in relation to any securities of the RBS Group, including the write off, write down or conversion of the RBS Groups' securities
As a result of its status as a GSIFI and in accordance with current and proposed resolution and recovery schemes, the RBS Group was required to meet certain resolution planning requirements by the end of 2012 and is required to meet others in 2013 contemplating its possible failure. The RBS Group made the required submissions in 2012 to the FSA and its US business will make its required submissions in 2013. Similar to other major financial institutions, both the RBS Group and its key subsidiaries, including the Group, remain engaged in a constructive dialogue on resolution and recovery planning with key national regulators and other authorities.

In addition to the powers provided by the Banking Act, further resolution powers are expected to be provided as part of the RRD and the reforms implementing the recommendations of the ICB. Such resolution powers are expected to include a bail-in mechanism, pursuant to which losses would be imposed on shareholders and, as appropriate, creditors of the Group (through write-down or conversion into equity of liabilities including debt securities) in order to recapitalise and restore the Group to solvency as well as other options, including those as set forth in the Banking Act. The implementation of any resolution and recovery scheme is the subject of significant debate, particularly for GSIFIs with complex cross border activities. Such debate includes whether resolution and recovery powers may be exercised through a single point of entry at the holding company or at various levels of the corporate structure of a GSIFI.

The potential impacts of these resolution and recovery powers may include the total loss of value of securities issued by the RBS Group, including the Group, and, in addition for debt holders, the possible conversion into equity securities, and under certain circumstances the inability of the RBS Group, including the Group, to perform its obligations under its securities.

The Group is subject to a number of regulatory initiatives which may adversely affect its business. The Independent Commission on Banking's final report on competition and possible structural reforms in the UK banking industry has been adopted by the UK Government which intends to implement the recommendations substantially as proposed. In addition other proposals to ring fence certain business activities and the US Federal Reserve's proposal for applying US capital, liquidity and enhanced prudential standards to certain of the RBS Group's US operations together with the UK reforms could require structural changes to the RBS Group's business, including the Group. Any of these changes could have a material adverse effect on the Group
The UK Government published a White Paper on Banking Reform in September 2012, outlining proposed structural reforms in the UK banking industry. The measures proposed were drawn in large part from the recommendations of the ICB, which was appointed by the UK Government in June 2010. The ICB published its final report to the Cabinet Committee on Banking Reform on 12 September 2011, which set out the ICB's views on possible reforms to improve stability and competition in UK banking. The final report made a number of recommendations, including in relation to (i) promotion of competition, (ii) increased loss absorbency (including bail-in, i.e., the ability to write down debt or convert it into an issuer's ordinary shares in certain circumstances) and (iii) the implementation of a ring-fence of retail banking operations.

Risk factors (continued)
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The measures in relation to the promotion of competition are already largely in train, including the development of an industry mechanism to make it easier for customers to switch their personal current accounts to a different provider, which is due to be completed by September 2013.

Bail-in mechanisms continue to be discussed by the EU and the RBS Group continues to participate in the debate around such mechanisms, which could affect the rights of creditors, including holders of senior and subordinated bonds, and shareholders in the event of the implementation of a resolution scheme or an insolvency and could thereby materially affect the price of such securities.

The UK Government published in October 2012 a draft bill intended to enable the implementation of these reforms. This draft bill is subject to pre-legislative scrutiny by the UK Parliamentary Commission on Standards in Banking ("PCBS"), which may recommend changes to the bill. The UK Government published its response to the PCBS in February 2013 and agreed to amend the bill to include provisions giving the regulator the power to enforce full separation between retail and wholesale banking in a specified group. The Financial Services (Banking Reform) Bill, which will provide primary enabling legislation, has now received its second reading in the House of Commons and, if passed, is expected to receive Royal Assent early in 2014. This is with a view to completing the overall legislative framework by May 2015, requiring compliance as soon as practicable thereafter and setting a final deadline for full implementation of 2019.

The impact of any final legislation on the Group is impossible to estimate with any precision at this stage. The introduction of bail-in mechanisms may affect the Group's cost of borrowing, its ability to access professional markets' funding and its funding and liquidity metrics. It is also likely that ring-fencing certain of the RBS Group's operations would require significant restructuring with the possible transfer of large numbers of customers between legal entities. It is possible that such ring-fencing, by itself, or taken together with the impact of other proposals contained in this legislation and other EU legislation that will apply to the RBS Group could have a material adverse effect on the Group's structure and on the viability of certain businesses, in addition to the Group's results of operations, financial conditions and prospects.

It is also possible that the UK's implementation of a ring-fence may conflict with any EU legislation to implement the recommendations of the High-level Expert Group on Reforming the Structure of the EU Banking Sector, whose report, published in October 2012, proposed, inter alia, ring-fencing the trading and market-making activities of major European banks. This could affect the Group's position relative to some competitors. However, it is not yet clear whether the EU will implement ring-fencing proposals and whether they will apply to UK banks, in addition to the UK's own ring-fencing measures.

Risk factors (continued)
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Under the US Federal Reserve's proposal to change how it regulates the US operations of large foreign banking groups, foreign banking organisations with total global consolidated assets of $50 billion or more ("Large FBOs") would have to create a separately capitalised top-tier US intermediate holding company ("IHC") that would hold all US bank and non-bank subsidiaries. The IHC would be subject to US capital, liquidity and other enhanced prudential standards on a consolidated basis. Among other things, an IHC would be subject to the same US risk based and leverage capital standards that apply to a US bank holding company. The adoption of such a regime would likely result in the RBS Group being subject to multiple capital regimes where the US has departed from the international Basel Capital Framework as adopted in the UK and Europe. The imposition of US capital, liquidity and other enhanced prudential standards on an IHC of a Large FBO that is subject to home country capital standards on a group-wide consolidated basis would likely give rise to challenging organisational and compliance issues. The foregoing is only one example of issues that the RBS Group might confront if its US operations were to be subject to these proposals. Under the current proposals the RBS Group's US operations would be subject to these heightened requirements.

If any of the proposals described above are adopted, major changes to the RBS Group's corporate structure, including as it relates to the Group, its business activities conducted in the UK and the US and potentially other jurisdictions where the RBS Group operates, as well as changes to the RBS Group's business model, might be required. The changes are likely to include ring-fencing certain banking activities in the UK from other activities of the RBS Group as well as restructuring other operations within the RBS Group in order to comply with these proposed new rules and regulations. The proposals, if adopted, are expected to take an extended period of time to put into place, would be costly to implement and may lack harmonisation, all of the effects of which could have a material adverse effect on the Group's structure, results of operations, financial condition and prospects.

RBSG, the Group and other RBS Group members are subject to a number of legal and regulatory actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on the Group's operating results or reputation
The RBS Group's operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory investigation and other regulatory risk. As a result, RBSG, the Group and other RBS Group members are, and may in the future be, involved in a number of legal and regulatory proceedings and investigations in the UK, the EU, the US and other jurisdictions.

The RBS Group is involved in ongoing class action litigation, LIBOR related litigation and investigations, securitisation and securities related litigation and anti-money laundering, sanctions, mis-selling and compliance related investigations, in addition to a number of other matters. In respect of the LIBOR investigations, the RBS Group reached a settlement on 6 February 2013 with the FSA, the Commodity Futures Trading Association and the US Department of Justice. In addition to this settlement, the RBS Group continues to cooperate with these and other governmental and regulatory authorities, including in the US and Asia, into its submissions, communications and procedures relating to the setting of LIBOR and other trading rates, and the probable outcome is that it will incur additional financial penalties. Legal and regulatory proceedings and investigations are subject to many uncertainties, and their outcomes, including the timing and amount of fines or settlements, which may be material, are often difficult to predict, particularly in the early stages of a case or investigation.

Risk factors (continued)
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Adverse regulatory proceedings or adverse judgments in litigation against RBSG, the Group or any other RBS Group member could result in restrictions or limitations on the Group's operations or have a significant effect on the Group's reputation or results of operations.

The Group may be required to increase provisions in relation to ongoing legal proceedings, investigations and regulatory matters. In 2012, provisions were required to cover costs of redress in respect of past sales of interest rate hedging products to the Group's small and medium sized businesses, having regard to the FSA report issued in January 2013 outlining the principles to which it wishes the Group and other UK banks to adhere in conducting the review and redress exercise. Additional provisions were required in 2012 to cover increased costs associated with Payment Protection Insurance sales practices. Provision was also required in respect of the redress paid to customers following the June 2012 technology incident which resulted in delays in the processing of certain customer accounts and payments. Significant increases in provisions may harm the Group's reputation and may have an adverse effect on the Group's financial condition and results of operations.

The Group, like many other financial institutions, has come under greater regulatory scrutiny in recent years and expects that environment to continue for the foreseeable future, particularly as it relates to compliance with new and existing corporate governance, employee compensation, conduct of business, anti-money laundering and anti-terrorism laws and regulations, as well as the provisions of applicable sanctions programmes.

Financial reporting related risks
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate
Under International Financial Reporting Standards ("IFRS"), the Group recognises at fair value: (i) financial instruments classified as held-for-trading or designated as at fair value through profit or loss; (ii) financial assets classified as available-for-sale; and (iii) derivatives. Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions. In such circumstances, the Group's internal valuation models require the Group to make assumptions, judgements and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain. These assumptions, judgements and estimates will need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had and could continue to have a material adverse effect on the Group's earnings and financial condition.

Risk factors (continued)
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The recoverability of certain deferred tax assets recognised by the Group depends on the Group's ability to generate sufficient future taxable profits
In accordance with IFRS, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation or accounting standards may reduce the recoverable amount of the recognised deferred tax assets. In April 2011, the UK Government commenced a staged reduction in the rate of UK corporation tax from 28% to 23% over a four-year period. Further rate reductions were announced in 2012 which will lead to a corporation tax rate of 21% by April 2014 and the Budget in March 2013 announced a further reduction to 20% from April 2015. Such changes in the applicable tax rates will reduce the recoverable amount of the recognised deferred tax assets.

Operational risks
Operational risks are inherent in the Group's businesses
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The Group has complex and diverse operations and operational risk and losses can result from internal and external fraud, errors by employees or third parties, failure to document transactions properly or to obtain proper authorisation, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-bribery, anti-money laundering and anti-terrorism legislation, as well as the provisions of applicable sanctions programmes), equipment failures, business continuity and data security system failures, natural disasters or the inadequacy or failure of systems and controls, including those of the Group's suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures, to identify and rectify weaknesses in existing procedures and to train staff, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the Group. Ineffective management of operational risks could have a material adverse effect on the Group's business, financial condition and results of operations.

The Group's operations are highly dependent on its information technology systems
The Group's operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The proper functioning of the Group's payment systems, financial and sanctions controls, risk management, credit analysis and reporting, accounting, customer service and other information technology systems, as well as the communication networks between its branches and main data processing centres, are critical to the Group's operations. Critical system failure, any prolonged loss of service availability or any material breach of data security, particularly involving confidential customer data, could cause serious damage to the Group's ability to service its clients, could result in significant compensation costs, could breach regulations under which the Group operates and could cause long-term damage to the Group's business and brand.

Risk factors (continued)
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For example, failure to protect the Group's operations from cyber attacks could result in the loss of customer data or other sensitive information. The threats are increasingly sophisticated and there can be no assurance that the Group will be able to prevent all threats. In addition, in June 2012, a computer system failure prevented customers from accessing accounts in both the UK and Ireland. Ongoing issues relating to the failure continued for several months, requiring the Group to set aside a provision for compensation to customers who suffered losses as a result of the system failure, in addition to other related costs.

The Group may suffer losses due to employee misconduct
The Group's businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm to the Group. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of "rogue traders" or other employees. It is not always possible to deter employee misconduct and the precautions the Group takes to prevent and detect this activity may not always be effective.

The Group's operations have inherent reputational risk
Reputational risk, meaning the risk to earnings and capital from negative public opinion, is inherent in the Group's business. Negative public opinion can result from the actual or perceived manner in which any member of the RBS Group, including the Group, conducts its business activities, from the Group's financial performance, from the level of direct and indirect government support or from actual or perceived practices in the banking and financial industry. Modern technologies, in particular online social networks and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may significantly enhance and accelerate the impact of damaging information and allegations. Negative public opinion may adversely affect the Group's ability to keep and attract customers and, in particular, corporate and retail depositors. The Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk, which may result in a material adverse effect on the Group's financial condition, results of operation and prospects.

The RBS Group and the Group may suffer if they do not maintain good employee relations
In recent years, the RBS Group has altered certain of the pension benefits it offers to staff and some employees continue to participate in defined benefit arrangements. The following two changes have been made to the main defined benefit pension plans: (i) a yearly limit on the amount of any salary increase that will count for pension purposes; and (ii) a reduction in the severance lump sum for those who take an immediate undiscounted pension for redundancy.

The Group could fail to attract or retain senior management, which may include members of the Board, or other key employees, and it may suffer if it does not maintain good employee relations
The Group's ability to implement its strategy and its future success depends on its ability to attract, retain and remunerate highly skilled and qualified personnel, including its senior management, which include directors and other key employees, competitively with its peers. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and heightened scrutiny of, and (in some cases) restrictions placed upon, management and employee compensation arrangements, in particular those in receipt of Government support (such as the Group).

Risk factors (continued)
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In addition to the effects of such measures on the Group's ability to retain senior management and other key employees, the marketplace for skilled personnel is more competitive, which means the cost of hiring, training and retaining skilled personnel may continue to increase. The failure to attract or retain a sufficient number of appropriately skilled personnel could place the Group at a significant competitive disadvantage and prevent the Group from successfully implementing its strategy, which could have a material adverse effect on the Group's financial condition and results of operations.

In addition, certain of the Group's employees in the UK, the Republic of Ireland and other jurisdictions in which the Group operates are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the Group and a breakdown of these relationships could adversely affect the Group's business, reputation and results.

Statement of directors' responsibilities
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The responsibility statement below has been prepared in connection with the Group's full Annual Report and Accounts for the year ended 31 December 2012.

We, the directors listed below, confirm that to the best of our knowledge:

●
the financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and

●
the Financial review, which is incorporated into the Directors' report, includes a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Philip Hampton	Stephen Hester	Bruce Van Saun
Chairman	Group Chief Executive	Group Finance Director

27 March 2013

Board of directors

Chairman	Executive directors	Non-executive directors
Philip Hampton	Stephen Hester Bruce Van Saun	Sandy Crombie Alison Davis Tony Di Iorio Penny Hughes Joe MacHale Brendan Nelson Baroness Noakes Arthur 'Art' Ryan Philip Scott

Additional information
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Statutory accounts
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2011 have been filed with the Registrar of Companies and those for the year ended 31 December 2012 will be filed with the Registrar of Companies following the company's Annual General Meeting. The reports of the auditor on those statutory accounts were unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Contact

Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  27 March 2013

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary